UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2010

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONSUMMATION OF PRIVATE PLACEMENT TRANSACTION AND
CHANGE IN THE NUMBER OF SHARES OUTSTANDING

As previously reported, on April 28, 2010, China Technology Development Group
Corporation (the “Company”) entered into a subscription agreement (the
“Subscription Agreement”) with China Wanhe Investment Limited (the “Subscriber”)
in connection with a private placement transaction, pursuant to which the
Subscriber agreed to subscribe and purchase 2,000,000 shares of the Company’s common stock, par value US$0.01 per share, at a price of US$3.01 per share (the
“Subscription Shares”).

On May 6, 2010, the transaction contemplated under the Subscription Agreement was consummated in accordance with the terms and conditions of the Subscription
Agreement. The Company issued the Subscription Shares bearing customary restrictive legend to the Subscriber and the Subscriber has become a shareholder of the Company.

As of the date hereof, the Company has totally 21,360,389 shares of common stock issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: May 7, 2010	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer